Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Revenue

Premiums

Gross		$5,370	$4,928	$15,400	$15,046

Less: Ceded		571	559	1,751	1,717
Net premiums		4,799	4,369	13,649	13,329

Net investment income (loss):

Interest and other investment income		1,467	1,414	4,330	4,166

Fair value and foreign currency changes on assets and liabilities (Note 5)		1,718	(1,304)	8,498	(3,257)

Net gains (losses) on available-for-sale assets		47	19	103	96

Net investment income (loss)		3,232	129	12,931	1,005

Fee income (Note 9)		1,585	1,500	4,574	4,483
Total revenue		9,616	5,998	31,154	18,817

Benefits and expenses

Gross claims and benefits paid (Note 7)		4,335	3,908	12,808	11,884

Increase (decrease) in insurance contract liabilities (Note 7)		2,510	(942)	10,418	(1,329)

Decrease (increase) in reinsurance assets (Note 7)		208	234	68	189

Increase (decrease) in investment contract liabilities (Note 7)		14	(25)	56	(34)

Reinsurance expenses (recoveries) (Note 8)		(525)	(476)	(1,536)	(1,523)

Commissions		590	574	1,740	1,736

Net transfer to (from) segregated funds (Note 12)		(162)	(65)	(343)	(156)

Operating expenses		1,714	1,563	5,079	4,807

Premium taxes		101	93	305	280

Interest expense		65	73	237	226
Total benefits and expenses		8,850	4,937	28,832	16,080

Income (loss) before income taxes		766	1,061	2,322	2,737

Less: Income tax expense (benefit) (Note 10)		10	184	188	485

Total net income (loss)		756	877	2,134	2,252

Less: Net income (loss) attributable to non-controlling interest and participating policyholders (Note 11)		52	286	164	239

Shareholders’ net income (loss)		704	591	1,970	2,013

Less: Preferred shareholders’ dividends		23	24	71	71
Common shareholders’ net income (loss)		$681	$567	$1,899	$1,942

Average exchange rates during the reporting periods:	U.S. dollars	1.32	1.31	1.33	1.29

Earnings (loss) per share (Note 14)

Basic		$1.15	$0.94	$3.20	$3.19

Diluted		$1.15	$0.93	$3.19	$3.18

Dividends per common share		$0.525	$0.475	$1.550	$1.405

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Total net income (loss)	$756	$877	$2,134	$2,252
Other comprehensive income (loss), net of taxes:

Items that may be reclassified subsequently to income:

Change in unrealized foreign currency translation gains (losses):

Unrealized gains (losses)	112	(315)	(427)	138

Change in unrealized gains (losses) on available-for-sale assets:

Unrealized gains (losses)	76	(76)	511	(302)

Reclassifications to net income (loss)	(37)	(12)	(72)	(69)

Change in unrealized gains (losses) on cash flow hedges:

Unrealized gains (losses)	22	(2)	43	2

Reclassifications to net income (loss)	(16)	–	(28)	(6)

Share of other comprehensive income (loss) in joint ventures and associates:

Unrealized gains (losses)	1	(72)	5	(96)
Total items that may be reclassified subsequently to income	158	(477)	32	(333)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	1	11	(99)	100
Total items that will not be reclassified subsequently to income	1	11	(99)	100
Total other comprehensive income (loss)	159	(466)	(67)	(233)
Total comprehensive income (loss)	915	411	2,067	2,019
Less: Non-controlling interest and participating policyholders’ comprehensive income (loss) (Note 11)	52	285	162	241
Shareholders’ comprehensive income (loss)	$863	$126	$1,905	$1,778

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Income tax benefit (expense):

Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains / losses	$–	$(56)	$–	$(56)

Unrealized gains / losses on available-for-sale assets	(18)	18	(120)	56

Reclassifications to net income for available-for-sale assets	10	6	26	26

Unrealized gains / losses on cash flow hedges	(4)	–	(12)	(1)

Reclassifications to net income for cash flow hedges	3	–	7	2
Total items that may be reclassified subsequently to income	(9)	(32)	(99)	27

Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	2	(5)	39	(29)
Total items that will not be reclassified subsequently to income	2	(5)	39	(29)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(7)	$(37)	$(60)	$(2)

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Third Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		September 30, 2019	December 31, 2018
Assets

Cash, cash equivalents and short-term securities (Note 5)		$8,647	$9,506

Debt securities (Note 5)		82,167	74,443

Equity securities (Note 5)		4,925	4,634

Mortgages and loans		48,125	46,822

Derivative assets		2,193	1,112

Other invested assets (Note 5)		5,325	4,830

Policy loans		3,216	3,222

Investment properties (Note 5)		7,335	7,157

Invested assets		161,933	151,726

Other assets		4,899	4,498

Reinsurance assets (Note 7)		4,059	4,141

Deferred tax assets		1,431	1,209

Intangible assets		2,015	1,779

Goodwill		5,869	5,412

Total general fund assets		180,206	168,765

Investments for account of segregated fund holders (Note 12)		112,806	103,062

Total assets		$293,012	$271,827
Liabilities and equity
Liabilities

Insurance contract liabilities (Note 7)		$130,870	$121,923

Investment contract liabilities (Note 7)		3,121	3,164

Derivative liabilities		2,352	2,295

Deferred tax liabilities		397	322

Other liabilities		14,730	12,153

Senior debentures		1,000	1,299

Subordinated debt		3,538	3,039

Total general fund liabilities		156,008	144,195

Insurance contracts for account of segregated fund holders (Note 12)		106,404	96,663

Investment contracts for account of segregated fund holders (Note 12)		6,402	6,399

Total liabilities		$268,814	$247,257
Equity

Issued share capital and contributed surplus		$10,613	$10,749

Shareholders’ retained earnings and accumulated other comprehensive income		12,540	12,957

Total shareholders’ equity		23,153	23,706

Non-controlling interest		20	–

Participating policyholders’ equity		1,025	864
Total equity		$24,198	$24,570

Total liabilities and equity		$293,012	$271,827

Exchange rates at the end of the reporting periods:	U.S. dollars	1.32	1.36

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 6, 2019.

Dean A. Connor	Sara Grootwassink Lewis

President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2019	September 30, 2018
Shareholders:
Preferred shares

Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 11)

Balance, beginning of period	8,419	8,582

Stock options exercised	22	16

Common shares purchased for cancellation	(158)	(109)
Common shares issued as consideration for business acquisition	–	4
Balance, end of period	8,283	8,493
Contributed surplus

Balance, beginning of period	73	72

Share-based payments	4	3

Stock options exercised	(4)	(3)
Balance, end of period	73	72
Retained earnings

Balance, beginning of period, as previously reported	11,267	10,305

Adjustment for change in accounting policy (Note 2)	(22)	(44)

Balance, beginning of period, after change in accounting policy	11,245	10,261

Net income (loss)	1,970	2,013

Dividends on common shares	(920)	(853)

Dividends on preferred shares	(71)	(71)

Common shares purchased for cancellation (Note 11)	(434)	(297)

Transfer from participating policyholders’ equity (Note 11)	–	89

Changes attributable to acquisition (Note 3)	(875)	–
Balance, end of period	10,915	11,142
Accumulated other comprehensive income (loss), net of taxes (Note 15)

Balance, beginning of period	1,690	1,105

Total other comprehensive income (loss) for the period	(65)	(235)
Balance, end of period	1,625	870
Total shareholders’ equity, end of period	$23,153	$22,834
Non-controlling interest:

Balance, beginning of period	$–	$–

Changes attributable to acquisition (Note 3)	19	–

Net income (loss)	1	–
Total non-controlling interest, end of period	$20	$–
Participating policyholders:

Balance, beginning of period	$864	$650

Net income (loss) (Note 11)	163	239

Total other comprehensive income (loss) for the period (Note 15)	(2)	2

Transfer to retained earnings (Note 11)	–	(89)
Total participating policyholders’ equity, end of period	$1,025	$802
Total equity	$24,198	$23,636

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Third Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Cash flows provided by (used in) operating activities

Income (loss) before income taxes	$766	$1,061	$2,322	$2,737

Adjustments:

Interest expense related to financing activities	61	62	189	185

Increase (decrease) in insurance and investment contract liabilities	2,524	(967)	10,474	(1,363)

Decrease (increase) in reinsurance assets	208	234	68	189

Realized and unrealized (gains) losses and foreign currency changes on invested assets	(1,765)	1,285	(8,601)	3,161

Sales, maturities and repayments of invested assets	11,637	13,643	42,708	46,751

Purchases of invested assets	(13,713)	(14,084)	(46,046)	(48,602)

Income taxes received (paid)	(88)	(41)	(586)	(189)

Mortgage securitization (Note 5)	100	–	229	39

Other operating activities	463	(75)	110	(957)
Net cash provided by (used in) operating activities	193	1,118	867	1,951
Cash flows provided by (used in) investing activities

Net (purchase) sale of property and equipment	(17)	(29)	(69)	(34)

Investment in and transactions with joint ventures and associates	2	(10)	16	(13)

Dividends received from joint ventures and associates	14	14	45	34

Acquisition, net of cash and cash equivalents (Note 3)(1)	(167)	–	(167)	–

Other investing activities	(44)	(32)	(129)	(134)
Net cash provided by (used in) investing activities	(212)	(57)	(304)	(147)
Cash flows provided by (used in) financing activities

Increase in (repayment of) borrowed funds	1	(8)	165	(29)

Issuance of subordinated debt, net of issuance costs	747	–	747	–

Redemption of senior debentures and subordinated debt (Note 11)	(300)	–	(550)	(400)

Issuance of common shares on exercise of stock options	5	3	18	13

Common shares purchased for cancellation (Note 11)	(192)	(200)	(592)	(406)

Dividends paid on common and preferred shares	(326)	(307)	(976)	(911)

Payment of lease liabilities	(33)	–	(93)	–

Interest expense paid	(78)	(75)	(192)	(208)
Net cash provided by (used in) financing activities	(176)	(587)	(1,473)	(1,941)
Changes due to fluctuations in exchange rates	35	(66)	(123)	48

Increase (decrease) in cash and cash equivalents	(160)	408	(1,033)	(89)

Net cash and cash equivalents, beginning of period	6,321	5,459	7,194	5,956

Net cash and cash equivalents, end of period	6,161	5,867	6,161	5,867

Short-term securities, end of period	2,422	2,126	2,422	2,126
Net cash, cash equivalents and short-term securities, end of period (Note 5)	$8,583	$7,993	$8,583	$7,993

(1)	Consists of total cash consideration paid of $192, less cash and cash equivalents acquired of $25.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2018 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2018 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

2. Changes in Accounting Policies

New and Amended International Financial Reporting Standards Adopted in 2019

2.A IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 Leases (“IAS 17”) and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially unchanged. We adopted IFRS 16 on a modified retrospective basis as at January 1, 2019 and recognized transition adjustments in retained earnings. Our accounting policies under IFRS 16 are as follows:

We assess whether a contract is, or contains, a lease at the inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expense in the Consolidated Statements of Operations. The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise or not exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest method, with interest charged to Interest expense in the Consolidated Statements of Operations. Lease liabilities and right-of-use assets are remeasured upon lease modifications.

As a result of the adoption of IFRS 16, we recognized right-of-use assets of $744 and lease liabilities of $880, reported in Other assets and Other liabilities, respectively, on our Consolidated Statements of Financial Position. Together with the de-recognition of deferred balances of $105 previously recognized under IAS 17 and deferred tax impact of $9, the adoption of IFRS 16 reduced opening retained earnings by $22 on an after-tax basis as at January 1, 2019.

On transition to IFRS 16, we applied the practical expedient to use hindsight when determining the lease term of contracts containing extension or termination options. Our weighted-average incremental borrowing rate applied to lease liabilities as at January 1, 2019 was 3.3%. The difference between operating lease commitments disclosed in our 2018 Annual Consolidated Financial Statements and lease liabilities on January 1, 2019 is primarily due to the time value of money.

42	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.B Other

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2019, and did not have a material impact on our Interim Consolidated Financial Statements:

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. We adopted IFRIC 23 on a cumulative retrospective basis.

In October 2017, the IASB issued narrow-scope amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify that long-term interests in an associate or joint venture to which the equity method is not applied should be accounted for following the requirements of IFRS 9 Financial Instruments (“IFRS 9”). These amendments are required to be applied retrospectively with certain exceptions. As we qualified for and have elected to take the IFRS 9 deferral approach, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) to the long-term interests in associates or joint ventures covered by these amendments.

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which includes minor amendments to four IFRS standards. These amendments were applied prospectively.

In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement which amends IAS 19 Employee Benefits (“IAS 19”). Under IAS 19, when an amendment, curtailment or settlement of a defined benefit pension plan occurs, the net defined benefit liability or asset is remeasured. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for reporting periods after the change to the plan. These amendments will be applied to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

New and Amended International Financial Reporting Standards Issued in 2019

In September 2019, the IASB issued the Interest Rate Benchmark Reform, which includes amendments to IFRS 9, IAS 39, and IFRS 7 Financial Instruments: Disclosures. The amendments clarify that entities can continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The amendments are effective for annual periods beginning on or after January 1, 2020. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

3. Acquisition

BentallGreenOak

On July 1, 2019, we acquired 56% of BentallGreenOak (“BGO”), which was the product of the merger of the Bentall Kennedy group of companies (“Bentall Kennedy”) and GreenOak Real Estate (“GreenOak”), a global real estate investment firm. The former GreenOak shareholders hold the remaining interest in BGO. Total consideration of $411 included approximately $192 in cash and 44% of our interest in Bentall Kennedy which, valued on a discounted cash flow basis, represents consideration of $219. The merged business adds organizational depth and a full spectrum of solutions including equity and debt real estate strategies, adding to the capabilities of our alternatives manager, SLC Management.

The fair values of the identifiable assets and liabilities acquired were:

As at July 1, 2019

Intangible assets	$238

Net assets	27

Deferred tax liabilities	(48)

Total identifiable net assets at fair value	217

Non-controlling interest(1)	(343)

Goodwill arising on acquisition	537
Total consideration	$411

(1)

We have elected to measure non-controlling interest (“NCI”) at fair value for this acquisition. The fair value was determined by calculating the proportionate share of the present value of future cash flows relating to NCI. Significant assumptions inherent in the valuation of NCI include the estimated after-tax cash flows expected to be received and an assessment of the appropriate discount rate.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	43

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.

This transaction has two additional components (“Additional components”):

A.

We have the option to acquire the remaining outstanding shares in BGO commencing in 2026 (“call option”), and BGO minority shareholders have the option to require us to purchase their shares in 2027 (“put option”).

B.

In addition to our 56% ownership interest in BGO, we have acquired the right to 75% of former GreenOak shareholders’ share of BGO’s earnings for the period from July 2019 to December 2027. Consideration is to be paid in quarterly instalments over that period (“deferred payments”).

The present values of the put option and deferred payments are calculated using our incremental borrowing rate; the subsequent interest expense recorded using the effective interest method will be recognized in the Consolidated Statements of Operations. Subsequent revisions to the expected exercise price payable for the put option will be recognized in the Consolidated Statements of Operations. If the put option expires unexercised or is cancelled, the carrying value of the financial liability will be released first to NCI, with excess amounts if any recognized against Retained earnings. If the call option is exercised, the liabilities relating to the Additional components will be extinguished and recognized against Retained earnings.

The Additional components are financial liabilities. Amounts were initially measured at the present value of $951 for the put option and $467 for the deferred payments in Other liabilities, with a corresponding reduction to NCI, limited to the original amount recorded upon the acquisition of BGO. Excess amounts were recognized against Retained earnings. At the date of acquisition, the impact to our assets, liabilities, and equity is as follows:

As at July 1, 2019	Share purchase		Additional components	Total

Cash consideration	$(192)		$–	$(192)

Net assets	27		–	27

Intangible assets	238		–	238

Goodwill(1)	537		–	537
Total assets	$610		$–	$610

Deferred tax liability	$(48)		$–	$(48)

Put option liability	–		(951)	(951)

Deferred payments liability	–		(467)	(467)
Total liabilities	$(48)		$(1,418)	$(1,466)

Non-controlling interest – Bentall Kennedy	$(171	)(2)	$171	$–

Non-controlling interest – GreenOak(3)	(343)		324	(19)

Retained earnings	(48	)(2)	923	875
Total equity	$(562)		$1,418	$856

(1)	Goodwill of $537 reflects GreenOak’s non-contractual customer relationships. Approximately $285 of goodwill is tax deductible.
(2)	The aggregate amount of $219 represents the fair value of our interest in Bentall Kennedy transferred as consideration.
(3)	The remaining $19 represents specifically identifiable assets where the risks and rewards accrue to the former GreenOak shareholders and are distributed through a separate class of shares.

4. Segmented Information

We have five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“UK”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our business segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

44	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by Canada and Corporate to Asset Management, and product distribution fees paid by Asset Management to Asia. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Results by segment for the three months ended September 30, 2019 and September 30, 2018 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2019

Gross premiums:

Annuities	$584	$–	$–	$–	$5	$–	$589

Life insurance	1,203	389	–	693	23	–	2,308

Health insurance	1,403	1,059	–	7	4	–	2,473

Total gross premiums	3,190	1,448	–	700	32	–	5,370

Less: ceded premiums	357	155	–	54	5	–	571

Net investment income (loss)	1,171	898	20	688	462	(7)	3,232

Fee income	328	21	1,099	134	37	(34)	1,585

Total revenue	4,332	2,212	1,119	1,468	526	(41)	9,616
Less:

Total benefits and expenses	4,088	2,446	824	1,270	263	(41)	8,850

Income tax expense (benefit)	(15)	(48)	73	13	(13)	–	10

Total net income (loss)	$259	$(186)	$222	$185	$276	$–	$756

Less: Net income (loss) attributable to non-controlling interest shareholders and participating policyholders	36	–	1	15	–	–	52

Shareholders’ net income (loss)	$223	$(186)	$221	$170	$276	$–	$704

2018

Gross premiums:

Annuities	$608	$–	$–	$–	$5	$–	$613

Life insurance	1,129	404	–	458	24	–	2,015

Health insurance	1,335	955	–	6	4	–	2,300

Total gross premiums	3,072	1,359	–	464	33	–	4,928

Less: ceded premiums	350	145	–	57	7	–	559

Net investment income (loss)	(53)	159	9	72	(50)	(8)	129

Fee income	305	19	1,041	130	36	(31)	1,500

Total revenue	2,974	1,392	1,050	609	12	(39)	5,998
Less:

Total benefits and expenses	2,183	1,733	731	426	(97)	(39)	4,937

Income tax expense (benefit)	176	(75)	78	14	(9)	–	184

Total net income (loss)	$615	$(266)	$241	$169	$118	$–	$877

Less: Net income (loss) attributable to non-controlling interest shareholders and participating policyholders	280	1	–	5	–	–	286

Shareholders’ net income (loss)	$335	$(267)	$241	$164	$118	$–	$591

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	45

Results by segment for the nine months ended September 30, 2019 and September 30, 2018 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2019

Gross premiums:

Annuities	$1,371	$1	$–	$–	$18	$–	$1,390

Life insurance	3,728	1,197	–	1,599	68	–	6,592

Health insurance	4,220	3,161	–	25	12	–	7,418

Total gross premiums	9,319	4,359	–	1,624	98	–	15,400

Less: ceded premiums	1,100	480	–	156	15	–	1,751

Net investment income (loss)	6,510	2,722	67	2,557	1,095	(20)	12,931

Fee income	959	65	3,151	393	109	(103)	4,574

Total revenue	15,688	6,666	3,218	4,418	1,287	(123)	31,154
Less:

Total benefits and expenses	14,971	6,644	2,355	3,971	1,014	(123)	28,832

Income tax expense (benefit)	(35)	(5)	193	39	(4)	–	188

Total net income (loss)	$752	$27	$670	$408	$277	$–	$2,134

Less: Net income (loss) attributable to non-controlling interest shareholders and participating policyholders	144	(5)	1	24	–	–	164

Shareholders’ net income (loss)	$608	$32	$669	$384	$277	$–	$1,970

2018

Gross premiums:

Annuities	$1,936	$–	$–	$–	$16	$–	$1,952

Life insurance	3,461	1,213	–	1,550	70	–	6,294

Health insurance	3,969	2,800	–	21	10	–	6,800

Total gross premiums	9,366	4,013	–	1,571	96	–	15,046

Less: ceded premiums	1,108	429	–	163	17	–	1,717

Net investment income (loss)	1,369	(99)	10	(246)	(9)	(20)	1,005

Fee income	907	52	3,111	393	115	(95)	4,483

Total revenue	10,534	3,537	3,121	1,555	185	(115)	18,817
Less:

Total benefits and expenses	9,127	3,683	2,241	1,081	63	(115)	16,080

Income tax expense (benefit)	294	(45)	215	37	(16)	–	485

Total net income (loss)	$1,113	$(101)	$665	$437	$138	$–	$2,252

Less: Net income (loss) attributable to non-controlling interest shareholders and participating policyholders	267	(35)	–	7	–	–	239

Shareholders’ net income (loss)	$846	$(66)	$665	$430	$138	$–	$2,013

46	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
September 30, 2019

Debt securities	$67,744	$14,423	$–		$82,167

Equity securities	$4,505	$420	$–		$4,925

Other invested assets	$3,052	$743	$1,530		$5,325

December 31, 2018

Debt securities	$61,402	$13,041	$–		$74,443

Equity securities	$4,014	$620	$–		$4,634

Other invested assets	$2,701	$621	$1,508		$4,830

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

5.B Fair Value and Foreign Currency Changes on Assets and Liabilities

The fair value and foreign currency changes on assets and liabilities presented in our Interim Consolidated Statements of Operations consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Fair value change:

Cash, cash equivalents and short-term securities	$1	$(1)	$(2)	$3

Debt securities	1,726	(1,205)	6,764	(3,011)

Equity securities	48	(26)	555	10

Derivative investments	(117)	8	1,236	(709)

Other invested assets	24	(2)	71	39

Total change in fair value through profit or loss assets and liabilities	1,682	(1,226)	8,624	(3,668)

Fair value changes on investment properties	59	92	256	329

Foreign exchange gains (losses)(1)	(23)	(170)	(382)	54

Realized gains (losses) on property and equipment(2)	–	–	–	28

Fair value and foreign currency changes on assets and liabilities	$1,718	$(1,304)	$8,498	$(3,257)

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and, as a result, we recognized a gain of $28.

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $2 and $36 for the three and nine months ended September 30, 2019, respectively ($3 and $8 for the three and nine months ended September 30, 2018, respectively).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	47

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2019	December 31, 2018	September 30, 2018

Cash	$1,684	$2,089	$1,776

Cash equivalents	4,541	5,209	4,294

Short-term securities	2,422	2,208	2,126

Cash, cash equivalents and short-term securities	8,647	9,506	8,196

Less: Bank overdraft, recorded in Other liabilities	64	104	203

Net cash, cash equivalents and short-term securities	$8,583	$9,402	$7,993

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2018 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at September 30, 2019 are $1,541 and $1,566, respectively ($1,328 and $1,318, respectively, as at December 31, 2018). The carrying value and fair value of the associated liabilities as at September 30, 2019 are $1,682 and $1,722, respectively ($1,453 and $1,446, respectively, as at December 31, 2018). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at September 30, 2019 and December 31, 2018 are $130 and $124, respectively. There are no cash and cash equivalents in the PRA as at September 30, 2019 and December 31, 2018.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2018 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2019 and December 31, 2018.

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2018 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	September 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets

Cash, cash equivalents and short-term securities	$8,103	$544	$–	$8,647	$8,926	$580	$–	$9,506

Debt securities – fair value through profit or loss	1,522	65,913	309	67,744	1,253	59,776	373	61,402

Debt securities – available-for-sale	1,476	12,897	50	14,423	1,513	11,485	43	13,041

Equity securities – fair value through profit or loss	1,924	2,393	188	4,505	1,967	1,845	202	4,014

Equity securities – available-for-sale	234	151	35	420	398	186	36	620

Derivative assets	17	2,176	–	2,193	27	1,085	–	1,112

Other invested assets	1,056	274	2,465	3,795	898	183	2,241	3,322

Investment properties	–	–	7,335	7,335	–	–	7,157	7,157
Total invested assets	$14,332	$84,348	$10,382	$109,062	$14,982	$75,140	$10,052	$100,174

Investments for account of segregated fund holders	25,713	85,370	1,723	112,806	24,705	76,761	1,596	103,062
Total assets measured at fair value	$40,045	$169,718	$12,105	$221,868	$39,687	$151,901	$11,648	$203,236
Liabilities

Investment contract liabilities	$–	$–	$2	$2	$–	$–	$3	$3

Derivative liabilities	6	2,346	–	2,352	11	2,284	–	2,295

Other liabilities	–	–	1,425	1,425	–	–	–	–
Total liabilities measured at fair value	$6	$2,346	$1,427	$3,779	$11	$2,284	$3	$2,298

48	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	September 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$3,780	$15	$3,795	$–	$3,815	$15	$3,830

Canadian provincial and municipal government	–	14,119	16	14,135	–	11,852	14	11,866

U.S. government and agency	1,522	136	1	1,659	1,253	125	2	1,380

Other foreign government	–	5,207	33	5,240	–	4,895	34	4,929

Corporate	–	37,601	224	37,825	–	34,665	205	34,870

Asset-backed securities:

Commercial mortgage-backed securities	–	1,629	6	1,635	–	1,464	3	1,467

Residential mortgage-backed securities	–	2,150	–	2,150	–	1,961	–	1,961

Collateralized debt obligations	–	145	–	145	–	143	–	143

Other	–	1,146	14	1,160	–	856	100	956
Total debt securities – fair value through profit or loss	$1,522	$65,913	$309	$67,744	$1,253	$59,776	$373	$61,402

Debt securities – available-for-sale consist of the following:

As at	September 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$2,170	$–	$2,170	$–	$1,746	$–	$1,746

Canadian provincial and municipal government	–	1,191	–	1,191	–	1,199	–	1,199

U.S. government and agency	1,476	–	–	1,476	1,513	14	–	1,527

Other foreign government	–	734	1	735	–	716	1	717

Corporate	–	5,718	49	5,767	–	4,971	42	5,013

Asset-backed securities:

Commercial mortgage-backed securities	–	859	–	859	–	766	–	766

Residential mortgage-backed securities	–	535	–	535	–	386	–	386

Collateralized debt obligations	–	786	–	786	–	804	–	804

Other	–	904	–	904	–	883	–	883
Total debt securities – available-for-sale	$1,476	$12,897	$50	$14,423	$1,513	$11,485	$43	$13,041

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2019 and September 30, 2018.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	49

The following tables provide reconciliations of the beginning and ending balances for assets and liabilities that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value	Other liabilities
September 30, 2019

Beginning balance	$306	$59	$192	$35	$2,295	$7,229	$10,116	$1,696	$11,812	$–

Acquisitions	–	–	–	–	13	–	13	–	13	1,418

Included in net income(1)(2)(3)	2	–	(2)	–	10	44	54	27	81	12

Included in OCI(2)	–	–	–	(1)	(5)	–	(6)	–	(6)	–

Purchases	25	4	–	–	175	66	270	28	298	–

Sales / Payments	–	–	(3)	–	(29)	(16)	(48)	(19)	(67)	(16)

Settlements	(1)	–	–	–	–	–	(1)	(1)	(2)	–

Transfers into Level 3(4)	10	–	–	–	–	–	10	–	10	–

Transfers (out) of Level 3(4)	(33)	(13)	–	–	–	–	(46)	–	(46)	–
Foreign currency translation(5)	–	–	1	1	6	12	20	(8)	12	11
Ending balance	$309	$50	$188	$35	$2,465	$7,335	$10,382	$1,723	$12,105	$1,425
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$1	$–	$(3)	$–	$10	$46	$54	$22	$76	$–
September 30, 2018

Beginning balance	$388	$130	$186	$33	$1,897	$7,337	$9,971	$1,360	$11,331	$–

Included in net income(1)(2)(3)	(5)	2	(2)	–	(6)	74	63	13	76	–

Included in OCI(2)	–	(5)	–	–	(2)	–	(7)	–	(7)	–

Purchases	31	39	3	–	238	135	446	125	571	–

Sales / Payments	(16)	–	–	–	(28)	(248)	(292)	(9)	(301)	–

Settlements	(1)	–	–	–	–	–	(1)	(1)	(2)	–

Transfers into Level 3(4)	–	–	–	–	–	–	–	–	–	–

Transfers (out) of Level 3(4)	(65)	(47)	–	–	–	–	(112)	(5)	(117)	–
Foreign currency translation(5)	(3)	(1)	(2)	1	(9)	(28)	(42)	(14)	(56)	–
Ending balance	$329	$118	$185	$34	$2,090	$7,270	$10,026	$1,469	$11,495	$–
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(5)	$–	$(2)	$–	$(5)	$46	$34	$12	$46	$–

50	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value	Other liabilities
September 30, 2019

Beginning balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648	$–

Acquisitions	–	–	–	–	13	–	13	–	13	1,418

Included in net income(1)(2)(3)	11	–	(3)	(22)	(51)	199	134	49	183	12

Included in OCI(2)	–	4	–	1	4	–	9	–	9	–

Purchases	70	31	4	22	366	520	1,013	145	1,158	–

Sales / Payments	(11)	–	(8)	–	(90)	(487)	(596)	(37)	(633)	(16)

Settlements	(4)	–	–	–	–	–	(4)	(1)	(5)	–

Transfers into Level 3(4)	10	–	–	–	–	–	10	–	10	–

Transfers (out) of Level 3(4)	(135)	(27)	(4)	–	–	–	(166)	–	(166)	–
Foreign currency translation(5)	(5)	(1)	(3)	(2)	(18)	(54)	(83)	(29)	(112)	11
Ending balance	$309	$50	$188	$35	$2,465	$7,335	$10,382	$1,723	$12,105	$1,425
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$7	$–	$(3)	$–	$(51)	$220	$173	$30	$203	$–
September 30, 2018

Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700	$–

Included in net income(1)(2)(3)	(13)	–	8	–	32	274	301	22	323	–

Included in OCI(2)	–	(5)	–	(6)	(8)	–	(19)	–	(19)	–

Purchases	92	141	8	1	491	467	1,200	327	1,527	–

Sales / Payments	(48)	–	–	(1)	(157)	(585)	(791)	(25)	(816)	–

Settlements	(14)	–	–	(1)	–	–	(15)	(1)	(16)	–

Transfers into Level 3(4)	11	13	–	1	–	–	25	4	29	–

Transfers (out) of Level 3(4)	(117)	(167)	–	–	–	–	(284)	(5)	(289)	–
Foreign currency translation(5)	1	–	2	2	11	47	63	(7)	56	–
Ending balance	$329	$118	$185	$34	$2,090	$7,270	$10,026	$1,469	$11,495	$–
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(6)	$–	$9	$–	$32	$261	$296	$17	$313	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(3)

Investment properties included in net income is comprised of fair value changes on investment properties of $59 and $256 for the three and nine months ended September 30, 2019, respectively ($92 and $329 for the three and nine months ended September 30, 2018, respectively), net of amortization of leasing commissions and tenant inducements of $15 and $57 for the three and nine months ended September 30, 2019, respectively ($18 and $55 for the three and nine months ended September 30, 2018, respectively).

(4)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(5)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	51

6. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2018 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) as at September 30, 2019 and December 31, 2018. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

We use reinsurance to limit losses, minimize exposure to significant risks, and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. Effective January 1, 2019, we updated our single life or joint-first-to-die basis retention limit to $40 ($25 in 2018) in Canada and US$40 (US$25 in 2018) outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 ($30 in 2018) in Canada and US$50 (US$30 in 2018) outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

7. Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended September 30, 2019			For the three months ended September 30, 2018
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$120,696	$3,655	$117,041	$112,539	$3,671	$108,868

Change in balances on in-force policies	2,177	138	2,039	(1,074)	(120)	(954)

Balances arising from new policies	745	30	715	551	24	527

Method and assumption changes	(412)	(376)	(36)	(419)	(138)	(281)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,510	(208)	2,718	(942)	(234)	(708)

Foreign exchange rate movements	354	35	319	(968)	(54)	(914)
Balances before Other policy liabilities and assets	123,560	3,482	120,078	110,629	3,383	107,246

Other policy liabilities and assets	7,310	577	6,733	6,851	554	6,297
Total Insurance contract liabilities and Reinsurance assets, end of period	$130,870	$4,059	$126,811	$117,480	$3,937	$113,543

52	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	For the nine months ended September 30, 2019			For the nine months ended September 30, 2018
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$114,902	$3,653	$111,249	$111,091	$3,503	$107,588

Change in balances on in-force policies	8,731	205	8,526	(3,424)	(165)	(3,259)

Balances arising from new policies	2,066	103	1,963	2,490	91	2,399

Method and assumption changes	(379)	(376)	(3)	(395)	(115)	(280)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	10,418	(68)	10,486	(1,329)	(189)	(1,140)

Foreign exchange rate movements	(1,760)	(103)	(1,657)	867	69	798
Balances before Other policy liabilities and assets	123,560	3,482	120,078	110,629	3,383	107,246

Other policy liabilities and assets	7,310	577	6,733	6,851	554	6,297
Total Insurance contract liabilities and Reinsurance assets, end of period	$130,870	$4,059	$126,811	$117,480	$3,937	$113,543

7.A.ii Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities, net of Reinsurance assets, are as follows:

	For the three months ended September 30, 2019	For the nine months ended September 30, 2019	Description
Mortality / Morbidity	$(347)	$(347)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in the UK in Corporate and in Group Retirement Services in Canada.
Lapse and other policyholder behaviour	99	103	Updates to lapse and policyholder behaviour in all jurisdictions. The largest item was an unfavourable lapse update in International in Asia.
Expense	5	5	Updates to reflect expense experience in all jurisdictions.
Investment returns	1	6	Updates to various investment related assumptions across the Company, partially offset by updates to promulgated ultimate reinvestment rates.
Model enhancements and other	206	230	Various enhancements and methodology changes across all jurisdictions. The largest item was an unfavourable strengthening of reinsurance provisions in In-force Management in the U.S., partially offset by a favourable change to participating accounts in the UK in Corporate and the Philippines in Asia.
Total impact	$(36)	$(3)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	53

	For the three months ended September 30, 2018	For the nine months ended September 30, 2018	Description
Mortality / Morbidity	$(319)	$(320)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in International in Asia, Group Retirement Services in Canada and the UK in Corporate.
Lapse and other policyholder behaviour	564	563	Updates to lapse and other policyholder behaviour in all jurisdictions. The largest items, which all had unfavourable impacts, were updated lapse assumptions in the U.S. and International in Asia.
Expense	17	12	Updates to reflect expense experience in all jurisdictions including updates to Canada participating life insurance accounts.
Investment returns	(327)	(328)	Updates to various investment related assumptions across the Company including updates to Canada participating life insurance accounts.
Model enhancements and other	(216)	(207)	Various enhancements and methodology changes across all jurisdictions. The largest item was a favourable change to the participating provisions for adverse deviations in Canada and the U.S., partially offset by a change in reinsurance provisions in the U.S.
Total impact	$(281)	$(280)

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2019		For the three months ended September 30, 2018
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balances, beginning of period	$2	$2,634	$3	$2,619

Deposits	–	74	–	124

Interest	–	15	–	13

Withdrawals	–	(118)	–	(126)

Fees	–	(1)	–	(1)

Other	–	5	–	5

Foreign exchange rate movements	–	(1)	–	–

Balances, end of period	$2	$2,608	$3	$2,634

	For the nine months ended September 30, 2019		For the nine months ended September 30, 2018
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balances, beginning of period	$3	$2,646	$3	$2,517

Deposits	–	255	–	370

Interest	–	43	–	39

Withdrawals	–	(347)	–	(301)

Fees	–	(4)	–	(6)

Other	–	15	–	15

Foreign exchange rate movements	(1)	–	–	–

Balances, end of period	$2	$2,608	$3	$2,634

54	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Balances, beginning of period	$509	$547	$515	$562

Change in liabilities on in-force policies	(1)	(38)	13	(73)

Foreign exchange rate movements	3	(9)	(17)	11

Balances, end of period	$511	$500	$511	$500

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Maturities and surrenders	$661	$670	$2,088	$1,925

Annuity payments	476	468	1,430	1,402

Death and disability benefits	1,005	909	3,120	2,999

Health benefits	1,950	1,592	5,414	4,751

Policyholder dividends and interest on claims and deposits	243	269	756	807

Total gross claims and benefits paid	$4,335	$3,908	$12,808	$11,884

8. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Recovered claims and benefits	$483	$439	$1,416	$1,385

Commissions	17	18	50	54

Reserve adjustments	5	(1)	10	24

Operating expenses and other	20	20	60	60
Reinsurance (expenses) recoveries	$525	$476	$1,536	$1,523

9. Fee Income

Fee income consists of the following:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Fee income from insurance contracts	$255	$238	$737	$708

Fee income from service contracts:

Distribution fees	210	211	609	631

Fund management and other asset-based fees	942	871	2,666	2,601

Administrative service and other fees	178	180	562	543
Total fee income	$1,585	$1,500	$4,574	$4,483

Distribution fees and Fund management and other asset-based fees are primarily earned in Asset Management. Administrative service and other fees are primarily earned in Canada. The fee income by reportable segment is presented in Note 4.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	55

10. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
		%		%		%		%

Total net income (loss)	$756		$877		$2,134		$2,252

Add: Income tax expense (benefit)	10		184		188		485
Total net income (loss) before income taxes	$766		$1,061		$2,322		$2,737

Taxes at the combined Canadian federal and provincial statutory income tax rate	$203	26.5	$284	26.8	$615	26.5	$732	26.8

Increase (decrease) in rate resulting from:

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(90)	(11.7)	(69)	(6.5)	(146)	(6.3)	(158)	(5.8)

Tax exempt investment income	(32)	(4.2)	(40)	(3.8)	(178)	(7.7)	(98)	(3.6)

Adjustments in respect of prior periods, including resolution of tax disputes	(74)	(9.7)	5	0.5	(91)	(3.9)	(1)	–

Tax (benefit) cost of unrecognized tax losses and tax credits	–	–	4	0.3	6	0.3	4	0.1

Tax rate and other legislative changes	–	–	–	–	2	0.1	–	–

Other	3	0.4	–	–	(20)	(0.9)	6	0.2
Total tax expense (benefit) and effective income tax rate	$10	1.3	$184	17.3	$188	8.1	$485	17.7

In the second quarter of 2019, a provincial corporate tax rate decrease from 12% to 8% was enacted in Alberta, Canada. As a result, our statutory tax rate decreased from 26.75% (rounded to 26.8% in the table above) in 2018 to 26.5% in 2019 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase in our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.5% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, including dividend income, and capital gains arising in Canada. Fluctuations in foreign exchange rates and changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes, for the three months ended September 30, 2019 relates mainly to the resolution of tax matters in Canada, and the finalization of the prior year’s Canadian and U.S. tax filings, and for the nine months ended September 30, 2019 also includes the resolution of tax audits in MFS and amendments to the prior years’ U.S. tax filings. In the three months ended September 30, 2018, the adjustments related primarily to the finalization of the prior year’s Canadian and U.S. tax filings, and for the nine months ended September 30, 2018 also included the resolution of tax audits in Canada and Asia.

Tax (benefit) cost of unrecognized tax losses and tax credits reflects unrecognized losses in Asia.

Other for the nine months ended September 30, 2019 and September 30, 2018 primarily reflects withholding taxes on distributions from our foreign subsidiaries and the benefit relating to investments in joint ventures in Asia. In the nine months ended September 30, 2019, Other also reflects the reversal of withholding taxes no longer expected to be paid.

56	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Capital Management

11.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2018 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test (“LICAT”) guideline. As at September 30, 2019, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions (“OSFI”). Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at September 30, 2019, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target, as well as OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2019. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2019.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

11.B Significant Capital Transactions

11.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the nine months ended
	September 30, 2019		September 30, 2018
Common shares (in millions of shares)	Number of shares	Amount	Number of shares		Amount
Balance, beginning of period	598.5	$8,419	610.5		$8,582

Stock options exercised	0.6	22	0.4		16

Common shares purchased for cancellation	(11.5)	(158)	(7.7	)(1)	(109)

Common shares issued as consideration for business acquisition	–	–	0.1		4
Balance, end of period	587.6	$8,283	603.3		$8,493

(1)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

On August 14, 2019, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 15 million common shares of SLF Inc. (“common shares”) between August 14, 2019 and August 13, 2020 (the “2019 NCIB”) and implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under such bid. Under such automatic repurchase plan, SLF Inc.’s designated broker may purchase common shares pursuant to the 2019 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. SLF Inc. launched a normal course issuer bid on August 14, 2018 and amended it effective May 14, 2019 (the “2018 NCIB”). Under the 2018 NCIB, SLF Inc. was authorized to purchase and cancel up to 18 million common shares between August 14, 2018 and August 13, 2019. On August 14, 2017, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 11.5 million common shares between August 14, 2017 and August 13, 2018 (the “2017 NCIB” and, together with the 2018 NCIB and the 2019 NCIB, the “NCIBs”).

Pursuant to each of the NCIBs, common shares purchased for cancellation were (or, in the case of the 2019 NCIB, are) able to be purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	57

For the nine months ended September 30, 2019, SLF Inc. purchased and cancelled approximately 11.4 million common shares at an average price per share of $52.01 for a total amount of $592 under the 2018 NCIB and 2019 NCIB. An additional 0.1 million shares purchased in 2018 were cancelled in 2019. For the nine months ended September 30, 2018, SLF Inc. purchased and cancelled approximately 7.7 common shares at an average price per share of $52.91 for a total amount of $406 under the 2018 NCIB. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

11.B.ii Senior and Subordinated Debt

On July 2, 2019, SLF Inc.’s Series D Senior Unsecured 5.70% Debentures matured and SLF Inc. repaid all of the outstanding $300 principal amount of such debentures together with all accrued and unpaid interest.

On May 13, 2019, SLF Inc. redeemed all of the outstanding $250 principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures in accordance with the redemption terms attached to such debentures.

On August 7, 2019, SLF Inc. issued $750 principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating debentures due 2029. SLF Inc. intends to use an amount equal to the net proceeds to finance or refinance, in whole or in part, new and/or existing eligible assets as defined in our Sustainability Bond Framework.

11.C Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in Canada and $39 (US$30) in U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in Canada and $35 (US$28) in U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

12. Segregated Funds

12.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2019	December 31, 2018

Segregated and mutual fund units	$98,243	$89,049

Equity securities	10,227	9,771

Debt securities	3,821	3,448

Cash, cash equivalents and short-term securities	618	711

Investment properties	384	400

Mortgages	23	23

Other assets	133	156

Total assets	$113,449	$103,558

Less: Liabilities arising from investing activities	643	496

Total investments for account of segregated fund holders	$112,806	$103,062

58	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Balances, beginning of period	$105,168	$101,496	$6,516	$7,196

Additions to segregated funds:

Deposits	2,486	2,671	19	21

Net transfer (to) from general funds	(162)	(65)	–	–

Net realized and unrealized gains (losses)	1,231	(56)	100	(105)

Other investment income	656	603	33	49
Total additions	$4,211	$3,153	$152	$(35)

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	2,526	2,512	141	138

Management fees	272	254	14	13

Taxes and other expenses	91	67	3	2

Foreign exchange rate movements	86	316	108	210
Total deductions	$2,975	$3,149	$266	$363

Net additions (deductions)	1,236	4	(114)	(398)
Balances, end of period	$106,404	$101,500	$6,402	$6,798

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Balances, beginning of period	$96,663	$99,121	$6,399	$7,271

Additions to segregated funds:

Deposits	8,379	8,727	62	63

Net transfers (to) from general funds	(343)	(156)	–	–

Net realized and unrealized gains (losses)	10,859	1,558	728	(119)

Other investment income	1,219	1,171	116	146
Total additions	$20,114	$11,300	$906	$90

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	8,845	7,803	453	469

Management fees	777	754	40	44

Taxes and other expenses	278	202	12	4

Foreign exchange rate movements	473	162	398	46
Total deductions	$10,373	$8,921	$903	$563

Net additions (deductions)	9,741	2,379	3	(473)
Balances, end of period	$106,404	$101,500	$6,402	$6,798

13. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	59

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

September 30, 2019

Revenue	$53	$7,707	$2,387	$(531)	$9,616

Shareholders’ net income (loss)	$704	$577	$104	$(681)	$704

September 30, 2018

Revenue	$91	$4,872	$1,113	$(78)	$5,998

Shareholders’ net income (loss)	$591	$719	$(177)	$(542)	$591

For the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

September 30, 2019

Revenue	$160	$26,978	$5,718	$(1,702)	$31,154

Shareholders’ net income (loss)	$1,970	$1,347	$560	$(1,907)	$1,970

September 30, 2018

Revenue	$276	$15,523	$3,058	$(40)	$18,817

Shareholders’ net income (loss)	$2,013	$1,701	$159	$(1,860)	$2,013

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

September 30, 2019

Invested assets	$23,504	$153,229	$8,365	$(23,165)	$161,933

Total other general fund assets	$4,468	$24,106	$12,127	$(22,428)	$18,273

Investments for account of segregated fund holders	$–	$112,753	$53	$–	$112,806

Insurance contract liabilities	$–	$130,964	$10,359	$(10,453)	$130,870

Investment contract liabilities	$–	$3,121	$–	$–	$3,121

Total other general fund liabilities	$4,818	$24,852	$7,625	$(15,278)	$22,017

December 31, 2018

Invested assets	$24,255	$143,040	$6,991	$(22,560)	$151,726

Total other general fund assets	$4,088	$21,958	$10,389	$(19,396)	$17,039

Investments for account of segregated fund holders	$–	$103,014	$48	$–	$103,062

Insurance contract liabilities	$–	$122,066	$8,534	$(8,677)	$121,923

Investment contract liabilities	$–	$3,164	$–	$–	$3,164

Total other general fund liabilities	$4,636	$21,801	$5,972	$(13,301)	$19,108

60	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Common shareholders’ net income (loss) for basic earnings per share	$681	$567	$1,899	$1,942

Add: increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$684	$570	$1,907	$1,950

Weighted average number of common shares outstanding for basic earnings per share (in millions)	590	606	593	608

Add: dilutive impact of stock options(2) (in millions)	1	1	1	1

Add: dilutive impact of convertible instruments(1) (in millions)	4	4	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	595	611	598	613

Basic earnings (loss) per share	$1.15	$0.94	$3.20	$3.19

Diluted earnings (loss) per share	$1.15	$0.93	$3.19	$3.18

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for both the three and nine months ended September 30, 2019 because these stock options were anti-dilutive for the period (1 million for both the three and nine months ended September 30, 2018).

15. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended September 30, 2019			For the three months ended September 30, 2018
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,384	$112	$1,496	$1,465	$(315)	$1,150

Unrealized gains (losses) on available-for-sale assets	344	39	383	63	(88)	(25)

Unrealized gains (losses) on cash flow hedges	(12)	6	(6)	(13)	(2)	(15)

Share of other comprehensive income (loss) in joint ventures and associates	(20)	1	(19)	(55)	(72)	(127)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(363)	1	(362)	(258)	11	(247)

Revaluation surplus on transfers to investment properties	145	–	145	145	–	145
Total	$1,478	$159	$1,637	$1,347	$(466)	$881
Total attributable to:

Participating policyholders	$12	$–	$12	$12	$(1)	$11

Shareholders	1,466	159	1,625	1,335	(465)	870
Total	$1,478	$159	$1,637	$1,347	$(466)	$881

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	61

	For the nine months ended September 30, 2019			For the nine months ended September 30, 2018
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,923	$(427)	$1,496	$1,012	$138	$1,150

Unrealized gains (losses) on available-for-sale assets	(56)	439	383	346	(371)	(25)

Unrealized gains (losses) on cash flow hedges	(21)	15	(6)	(11)	(4)	(15)

Share of other comprehensive income (loss) in joint ventures and associates	(24)	5	(19)	(31)	(96)	(127)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(263)	(99)	(362)	(347)	100	(247)

Revaluation surplus on transfers to investment properties	145	–	145	145	–	145
Total	$1,704	$(67)	$1,637	$1,114	$(233)	881
Total attributable to:

Participating policyholders	$14	$(2)	$12	$9	$2	$11

Shareholders	1,690	(65)	1,625	1,105	(235)	870
Total	$1,704	$(67)	$1,637	$1,114	$(233)	$881

16. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. In the Fehr action, the motions judge dismissed the plaintiff’s motion for certification in its entirety by way of a two-part decision released on November 12, 2015 and December 7, 2016. The plaintiffs appealed and, in a decision released on September 5, 2018, the Ontario Court of Appeal overturned part of the lower court’s decision and certified three alleged breach of contract claims related to the policies. Sun Life Assurance’s application for leave to appeal this decision was dismissed by the Supreme Court of Canada on May 2, 2019. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or results of operations of the Company.

62	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)